March 6, 1995                                VIA: Facsimile and Federal Express


Mr. Robert B. Neal
President
Dixie National Corporation
3760 I-55 North
Jackson, Mississippi   39225

Dear Mr. Neal:

         This letter (the "Letter of Intent") sets forth the terms upon which Standard Management Corporation, an Indiana corporation or a wholly-owned subsidiary (the "Buyer") would acquire 1,489,529 shares of the outstanding capital stock of Dixie National Life Insurance Company (the "Company") owned by Dixie National Corporation (the "Seller"). Such terms are as follows:

         1. Terms of Acquisition. After receipt of all required regulatory approvals, Buyer, or its subsidiary, would acquire 1,489,529 shares of the outstanding capital stock of the Company for a total purchase price of $8,808,746, $2,500,000 of which would be paid in cash at the Closing (the "Closing"), an additional $500,000 would be paid in the sum of Rule 144 common stock of the Buyer valued at the average trading price of said common stock for the five days prior to the Closing, and the balance of the purchase price in accordance with paragraphs 2, 3, 4 and 5 below.

         2. Forgiveness of Senior Debt. At Closing, the Buyer would cancel the existing senior debt of the Seller totalling $3,688,746.

         3. Assumption of Convertible Subordinated Debt. The Convertible Subordinated Debt ("Convertible Subordinated Debt") totalling $1,720,000 of the Seller would be liquidated by the Buyer at the Closing. The current terms of the Convertible Subordinated Debt shall not be altered in any manner without the prior written consent of Buyer. Buyer is aware that the Convertible Subordinated Debt is due before the anticipated Closing.

         4. Continuation of Home Office Lease Payment. The Company would continue to honor its lease obligation with Vanguard, Inc. from the Closing through December 31, 1996 at the rate of $15,000 per month. The intent of the Buyer is to vacate the building within six months after Closing, except for office space for two executives and one secretary.

         5. Agent Debit Balance Assignment. After Closing, the first $175,000 recovered by the Company with respect to agent debit balances would be paid over to the Seller.

         6. Definitive Agreement. As promptly as possible after the execution of this Letter of Intent, the Seller and Buyer will enter into the negotiation of a Definitive Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement will contain usual and customary representations and warranties with respect to the Seller, the Company and the Buyer including representations and warranties relating to, among other matters; (i) due organization and existence, qualification as a foreign corporation and capitalization, (ii) due authorization of the Purchase, (iii)

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Mr. Robert B. Neal
March 6, 1995
Page 2

accuracy of financial statements, including, without limitation, an unconditional representation and warranty as to the absence of undisclosed liabilities and the accuracy of the Company's balance sheet as of December 31, 1994 and the results of operation for each of the three (3) years preceding such date, (iv) absence of undisclosed liabilities, (v) title to properties, (vi) pending or threatened litigation and administrative proceedings, (vii) status of contracts, agreements, leases or other commitments, (viii) tax liabilities, (ix) adequacy of insurance, (x) employee benefit matters, (xi) compliance with applicable laws and regulations.

         Buyer's obligation to close the Purchase Agreement will be subject to the satisfaction of the following conditions:

         (a) All required regulatory approvals of the Purchase shall have been obtained and become final and binding, including the filing by Buyer of a Form A with all appropriate regulatory authorities within thirty (30) business days after execution of the Purchase Agreement.

         (b) There  shall  have been no  failure to comply  with  conditions  or
         covenants  in  the  Purchase   Agreement  nor  any  inaccuracy  in  the
         representations and warranties in the Purchase Agreement.

         (c) Since December 31, 1994, there shall not have occurred any material adverse change in the business, assets, operations or financial condition of the Company.

         (d) Such directors and officers of the Company, as shall be designated by Buyer, shall have resigned effective on or prior to the closing (the "Closing").

         (e) The Company shall have minimum statutory capital and surplus and Asset Valuation Reserve of $6,410,000 at the Closing. If statutory capital and surplus and Asset Valuation Reserve are more or less than $6,410,000 at Closing, the purchase price shall be increased or reduced by the amount of such variance. Buyer shall have the right to audit said statutory capital and surplus and Asset Valuation Reserve, and escrow the amount of any increase in the statutory capital and surplus and Asset Valuation Reserve for a period of ninety days after Closing.

         (f) Investigation by the Buyer or its duly appointed agents, accountants, attorneys and representatives of the financial condition of the Company and its subsidiaries and that such due diligence investigation shall verify that the financial condition of the Company shall be as represented in the financial statements of the Company as of December 31, 1994 and satisfactory to the Buyer at the sole discretion of the Buyer.

                  The Seller's obligation to close the Purchase Agreement will be subject to the satisfaction of the following conditions:

                 (a) There shall have been no material adverse change in the business, assets, operations or financial condition of the Buyer prior to closing.

                 (b) There shall have been no failure to comply with conditions or covenants in the Purchase Agreement nor any inaccuracy in the representations and warranties in the Purchase Agreement.

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Mr. Robert B. Neal
March 6, 1995
Page 3



                  (c)  All  required   regulatory   approvals  of  the  Purchase
         Agreement shall have been obtained and become final and binding.

                  (d) Seller shall have received requisite Shareholder approval for this transaction on or before August 1, 1995.

                  The Purchase Agreement shall contain other customary terms including covenants requiring the Seller to operate the Company in the ordinary course and not to engage in certain transactions without the consent of Buyer. The Purchase Agreement shall be executed on or before April 1, 1995.

          7. Expenses. The Seller and Buyer will each pay its own expenses incident to the transactions contemplated hereby.

          8. Access and Confidentiality. Buyer shall have such access to the books and records of the Seller and the Company and other information pertaining to the business and assets of the Seller and the Company necessary in connection with the proposed transaction, it being agreed that Buyer will hold all such information in confidence and will not disclose the same except to persons participating in this transaction, including actuaries, attorneys and accountants, or to potential investors and lenders, except that nothing herein shall prevent disclosure or use of any information as may be required by applicable law or that is at the date hereof or hereafter becomes public other than by reason of a breach of the obligations under this paragraph.

          9. Expiration. This Letter of Intent shall expire automatically at 5:00 p.m., Central Standard Time, on March 6, 1995 if not accepted by the Seller with written notification to Buyer.

         10. Other Negotiations; Agreements. During the period from the date of acceptance, the Seller shall not directly or indirectly solicit, entertain or encourage inquiries or proposals or enter into an agreement or negotiate with any other party, to sell, or enter into any merger or consolidation with respect to, the business and/or assets of the Company or its subsidiaries or any shares of any class of capital stock thereof. In recognition of the Seller's obligations under this Paragraph 10, Buyer agrees that the execution of this Letter of Intent by the Seller constitutes an extension of the maturity of the senior debt of the Seller referred to in Paragraph 2 held by the Buyer until Closing. Such extension shall be to a date ninety days after written notification by Buyer to Seller or by Seller to Buyer of an event which causes Buyer or Seller to conclude that Closing is not possible under terms of the Purchase Agreement or this Letter of Intent.

         11. Nature of Obligations. It is understood that this is merely a Letter of Intent subject to the execution by the Seller and Buyer of a definitive Purchase Agreement and, except for the provisions of paragraphs 7, 8 and 10 above, which shall be binding upon and inure to the benefit of the Seller and Buyer and their respective successors and assigns, does not constitute a binding obligation on either the Seller or Buyer.

     Notwithstanding the foregoing, this Letter of Intent is intended to evidence the preliminary understandings which we have reached regarding the proposed transaction and our mutual intent to negotiate in good faith to enter into a definitive Purchase Agreement in accordance with the terms contained herein.

                                   64
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Mr. Robert B. Neal
March 6, 1995
Page 4



          12. Publicity. The Buyer and the Seller agree that press releases and other announcements (including filings with regulatory authorities) to be made by any of them with respect to, or any other disclosure to a third party of the terms of, the transactions contemplated hereby shall be subject to prior mutual agreement.

          13. Settlement of Pending Litigation. At Closing, Seller shall release any claim it may have to a certain earnest money deposit in the principal sum of $250,000 plus interest held by the Clerk of the Marion County, Indiana Superior Court and shall dismiss with prejudice its counterclaim filed against Buyer in said Superior Court.


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Mr. Robert B. Neal
March 6, 1995
Page 5

                  The parties hereto now execute this Letter of Intent by affixing their signatures as follows:

                  "Seller"                             "Buyer"

         Dixie National Corporation         Standard Management Corporation

         By: /s/Robert B. Neal              By: /s/Ronald D. Hunter
                Robert B. Neal, President          Ronald D. Hunter, Chairman










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